

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2014

Via E-mail
Jon Christopher Boswell
Chief Executive Officer
Eco-Stim Energy Solutions, Inc.
2930 W. Sam Houston Pkwy N., Suite 275
Houston, TX 77043

> **Re: Eco-Stim Energy Solutions, Inc.
> Current Report on Form 8-K
> Filed January 16, 2014
> File No. 0-31104**

Dear Mr. Boswell:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

From 8-K/A filed on January 16, 2014

Item 5.03 – Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year, page 37

1. Your response to comment 7 in our letter dated January 13, 2014 states that your filing on Form 10-K will include audited financial statements for the fiscal year ended December 31, 2013. However, it appears that the disclosure in your amended filing continues to make reference to financial statements which cover the nine month period from April 1, 2013 to December 31, 2013. Please revise your disclosure or tell us more about your plans to file a Form 10-K covering an abbreviated period.

You may contact Svitlana Sweat at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Adam Lyons
        Vinson & Elkins LLP